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                             November 7, 2022

       Grant Brackebusch
       Vice President, Chief Financial Officer
       Idaho Strategic Resources, Inc.
       201 N. Third Street
       Coeur d   Alene, ID 83814

                                                        Re: Idaho Strategic
Resources, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-41320

       Dear Grant Brackebusch:

              We have reviewed your October 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 9, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Geology & Mineralization, page 20

   1. We not that you submitted a proposed amendment to your Form 10-K and an updated technical report
summary in response to our prior comments. However, the production from your open pit
mining operations does not appear to be addressed or supported by either a reserve or
resource estimate in either report.

                                                        Please discuss this
concern with your third party engineer and arrange to provide a brief explanation for this
situation in both your filing and the technical report summary, also highlighting the
outlook and uncertain nature of continued open pit operations.
 Grant Brackebusch
Idaho Strategic Resources, Inc.
November 7, 2022
Page 2
Exhibit 96.1 Technical Report Summary for the Golden Chest Mine
Section 13 - Mining Methods, page ES-13

2. We note that the illustration in Figure 13-1 for the Golden Chest Mine Long Section does not clearly depict the active mining areas, stopes or final mine outline.

         Please include a map that clearly shows these features to comply with Item
         601(b)(96)(iii)(B)(13)(v) of Regulation S-K.
       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact
Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comment on your mineral property related disclosures.

         Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameGrant Brackebusch                          Sincerely,
Comapany NameIdaho Strategic Resources, Inc.
                                                             Division of
Corporation Finance
November 7, 2022 Page 2                                      Office of Energy &
Transportation
FirstName LastName